United States Securities and Exchange Commission
Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant:
THE COCA-COLA COMPANY

2.	Name of person relying on exemption:
WINTERGREEN ADVISERS, LLC

3.	Address of person relying on exemption:
333 Route 46 West, Suite 204
Mountain Lakes, NJ 07046

4.	Written materials:
Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1).

Wintergreen Advisers, LLC Letter to Institutional Shareholders of Coca Cola

April 15, 2014

To My Fellow Institutional Shareholders:

At this moment, Coca-Cola shareholders are being asked to approve Coca-Cola's 2014 Equity Plan, which we believe is deeply flawed and contrary to shareholders' interests.

Wintergreen Advisers, LLC's clients own more than 2.5 million shares of Coca-Cola and we have expressed our concerns about the Plan by writing letters to Coca-Cola's Board of Directors, its largest shareholder, Berkshire Hathaway, and certain other institutional investors.  We have also communicated our concerns in our presentation earlier this month.1

We urge all institutional investors to review Coca-Cola's proposed plan for themselves before they decide how they will vote.

I am writing today to urge you, the institutional shareholders in Coca-Cola, as fiduciaries for many thousands of individual investors, retirement funds, union and other pension plans to undertake a careful, thorough and independent review of Coca-Cola's proposed plan before casting your vote.

Existing equity plans at the Coca-Cola Company are more than adequate to meet the Company's needs.  There are 66,948,651 awards remaining under existing Coca-Cola equity plans, enough to last another year at the recent pace of 65 million awards per year.2

It has become a common practice in recent years for institutional investors to rely on the recommendations of proxy advisory firms when voting on shareholder matters, the largest being Institutional Shareholder Services ("ISS").  Following these recommendations to award shares as part of a new Coca-Cola equity plan without performing your own due diligence would, in our view, be a disservice to the investors that you represent and serve.

We believe the methodology described in the ISS publicly available proxy guidelines understates the true cost to shareholders of Coca-Cola's equity plan.

The ISS proxy-voting guidelines state that ISS, while reviewing each plan on its own merits, will generally vote against plans in which the total cost is "unreasonable" and which have a three-year burn rate exceeding the burn rate cap of its industry peers.3

ISS uses what it calls "shareholder value transfer" (SVT) to assess the cost of a plan, and will consider a plan "reasonable" if it does not exceed a threshold ISS calculates based on other companies in the industry.

The use of peer-group comparisons as a fundamental analytical tool carries an embedded bias that can result in increasingly expensive plans. To the extent every board wants to be in the top half or third of its peer group, equity plan costs will continue to rise.

Warren Buffett of Berkshire Hathaway, Coca-Cola's largest shareholder, has warned against this trend:

"The drill is simple: Three or so directors – not chosen by chance – are bombarded for a few hours before a board meeting with pay statistics that perpetually ratchet upwards. Additionally, the committee is told about new perks that other managers are receiving. In this manner, outlandish "goodies" are showered upon CEOs simply because of a corporate version of the argument we all used when children: "But, Mom, all the other kids have one.  When comp committees follow this "logic," yesterday's most egregious excess becomes today's baseline."4

The ISS guidelines support equity plans that have a "burn rate" (a measure of how rapidly shares are issued under the plan) that is within peer-group norms.  The guidelines also include a minimum burn rate cap of 2%, which essentially rubber-stamps any equity plan that dilutes shareholders by "only" 2% per year.5  Wintergreen believes that 2% annual dilution from management equity awards is excessive for a slow-growth company such as Coca-Cola.

In addition, the level of SVT determined by ISS is an unacceptably high cost for shareholders to bear.  For Coca-Cola and others in its sector, ISS sets the acceptable SVT threshold at 9 percent, according to published reports,6 which in Wintergreen's view is an excessively high transfer of shareholder wealth.

There are many different ways of calculating the true cost shareholders pay for equity plans.  Investors need to be cognizant of not only the share dilution caused by equity plans, but also the cash cost of repurchasing these shares to offset dilution. There is also the opportunity cost of not using that cash for more productive purposes, such as reinvesting it in the business.

In Coca-Cola's case, we believe that the company may need to spend $2 billion per year to offset dilution. The failure to use that $2 billion more productively could mean billions of dollars in future earnings will never be realized.  Over the past three years, Coca-Cola's average return on equity has been 27%7.  This means that if Coca-Cola retained that annual $2 billion, it could potentially grow earnings by $540 million each year. These are real costs that need to be considered by investors.

Coca-Cola's 2014 proposed equity plan appears to fall short of publicly available ISS guidelines in a number of areas.

Although the ISS report on Coca-Cola's 2014 proxy is not available to the public, an analysis of ISS standards as stated on its website suggests the Coca-Cola plan falls short in several important respects

We believe that

●
The Coca-Cola plan fails to meet the ISS standard for linking pay to performance, because Coca-Cola has lowered its performance targets for management over the past two performance periods.  While the targets were modestly raised for the current performance period, they are still below historical levels.8

●
The fact that every named officer at Coca-Cola has received more equity option grants over each of the past two years,9 even as Coke's performance has failed to meet targets, demonstrates that Coke is not properly linking pay to performance.

●
The proposed plan fails to meet the publicly available ISS standard for investors that manage union pension plans under the Taft-Hartley Act. The proposed equity plan far exceeds the maximum acceptable voting power dilution under ISS Taft-Hartley guidelines of 10% over ten years.10

●
The proposed Plan may also fall short of Taft-Hartley guidelines that discourage excessive pay practices because it does not have a cap on the amount of equity that can be awarded to an individual. Prior Coca-Cola equity plans limited the maximum award to any single employee to 5% of the plan.

Coca-Cola's compensation practices have been given a poor grade by ISS.

Publicly available information from ISS gives Coke's compensation practices a low ranking.11 On a range of 1 to 10, where 1 is the best and 10 the worst, Coca-Cola earned an 8, close to the bottom of the ISS scale.  A detailed evaluation of Coke's governance policies that lead to this ranking by ISS is available only to ISS customers and Coca-Cola.

It is difficult to see how ISS can give Coke a near-failing grade on its compensation policy yet still recommend to investors that they vote for an equity plan that could produce a windfall for management and huge dilution for owners.

Sincerely,

David J. Winters, CEO
Wintergreen Advisers, LLC

Notes:

1.  The presentation is available at:
http://wintergreenadvisers.com/pdf/Wintergreen_KO_FINAL_040214.pdf

2.  Coca-Cola 2014 proxy statement, page 87.
3.  ISS U.S. Proxy Voting Summary Guidelines, March 2014, page 42.

4. 2005 Berkshire Hathaway annual report
5.  ISS U.S. Proxy Voting Summary Guidelines, March 2014, page 44.
6.  Coca-Cola's Stock Handouts get New Coke Reaction," Reuters BreakingViews, April 9, 2014.
7.  Return on equity figure sourced from Bloomberg
8.  See page 57 of the 2014 Coca-Cola proxy statement.
9.  See page 68 of the 2014 Coca-Cola proxy statement, page 71 of the 2013 Coca-Cola proxy statement, and page 61 of the 2012 Coca-Cola proxy statement.
10. ISS 2014 Taft-Hartley U.S. Proxy Voting Guidelines, page 28.
11. https://link.issgovernance.com/qs/free/31989

THIS IS NOT A SOLICITATION OF DIRECT OR INDIRECT AUTHORITY TO VOTE YOUR PROXY. PLEASE DO NOT SEND US YOUR PROXY CARD; WINTERGREEN ADVISERS, LLC AND ITS AFFILIATES ARE NOT ABLE TO VOTE YOUR PROXIES AND THIS COMMUNICATION DOES NOT CONTEMPLATE SUCH AN EVENT.

THIS LETTER INCLUDES INFORMATION BASED ON DATA FOUND IN FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INDEPENDENT INDUSTRY PUBLICATIONS AND OTHER SOURCES. ALTHOUGH WE BELIEVE THAT THE DATA ARE RELIABLE, WE HAVE NOT SOUGHT, NOR HAVE WE RECEIVED, PERMISSION FROM ANY THIRD-PARTY TO INCLUDE THEIR INFORMATION IN THIS LETTER. MANY OF THE STATEMENTS IN THIS LETTER REFLECT OUR SUBJECTIVE BELIEF.

THE INFORMATION CONTAINED HEREIN IS NOT AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE, AND DOES NOT PURPORT TO BE AND DOES NOT EXPRESS ANY OPINION AS TO THE PRICE AT WHICH THE SECURITIES OF THE COCA-COLA COMPANY MAY TRADE AT ANY TIME. THE INFORMATION AND OPINIONS PROVIDED HEREIN SHOULD NOT BE TAKEN AS SPECIFIC ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. INVESTORS SHOULD MAKE THEIR OWN DECISIONS REGARDING THE COCA-COLA COMPANY AND ITS PROSPECTS BASED ON SUCH INVESTORS' OWN REVIEW OF PUBLICLY AVAILABLE INFORMATION AND SHOULD NOT RELY ON THE INFORMATION CONTAINED HEREIN. NEITHER WINTERGREEN ADVISERS, LLC, NOR ANY OF ITS AFFILIATES ACCEPTS ANY LIABILITY WHATSOEVER FOR ANY DIRECT OR CONSEQUENTIAL LOSS HOWSOEVER ARISING, DIRECTLY OR INDIRECTLY, FROM ANY USE OF THE INFORMATION CONTAINED HEREIN.